CERTIFICATE of AUTHOR

John R.W. Fox, P.Eng
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net

Re: NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012 with an effective date of 31 December, 2011:

I, John R.W. Fox, P.Eng, do hereby certify that:

1)	As of 27 April, 2012, I am a consulting metallurgical engineer at: Laurion Consulting Inc.
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8

2)	I graduated with a Bachelor of Science degree in Applied Minerals Sciences from the University of Leeds (UK) in 1971.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (No. 12578).

4)	I have practiced my profession continuously for a total of 40 years since my 1971 graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

6)

I am responsible for the preparation of section 17 of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012 with an effective date of 31 December, 2011 (“the Technical Report”) relating to the Jerritt Canyon property. I last visited the property from October 24 – 29, 2011.

7)	I have had prior involvement with the property that is the subject of the Technical Report.

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9)	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10)

I was paid a daily rate for metallurgical consulting services performed at the Jerritt Canyon Project. As a former Director of Yukon-Nevada Gold Corp. (resigned as of May 13, 2010), I received stock options, some of which are still valid. I am a current shareholder of Yukon-Nevada Gold Corp. I do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area;

11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

"Signed"
___________________________
John R.W. Fox, P.Eng

Laurion Consulting Inc.
302 - 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net